17009175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEC Washington, D.C. 20549
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2017

Washington DC
406

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SEC FILE NUMBER
8-68759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave., Suite 1550
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, PA
(Name - *if individual, state last, first, middle name*)

5489 Wiles Road, unit 303 (Address) Coconut Creek (City) Florida (State) 33073 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andbanc Brokerage, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DARIUS LASHKARI
Notary Public - State of Florida
My Comm. Expires Jan 9, 2018
Commission # FF 082082

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Andbanc Brokerage LLC
Table of Contents
December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Andbanc Brokerage LLC

We have audited the accompanying financial statements of Andbanc Brokerage LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Andbanc Brokerage LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Andbanc Brokerage LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, consisting of Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II: Computation of Aggregate Indebtedness, has been subjected to audit procedures performed in conjunction with the audit of Andbanc Brokerage LLC's financial statements. The supplementary information is the responsibility of Andbanc Brokerage LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
February 27, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

Andbanc Brokerage LLC
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash	$ 709,993
Due from clearing broker	495,296
Prepaid expenses and other assets	3,074
Deposit with clearing broker	200,545
Total Assets	$ 1,408,908
Liabilities	
Accounts payable and accrued expenses	$ 59,454
Commissions payable	133,662
Due to related party	10,819
Total Liabilities	203,935
Member's Equity	1,204,973
Total Liabilities and Member's Equity	$ 1,408,908

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Riskless principal transactions	$ 954,724
Riskless principal transactions- related parties	270,529
Commissions	72,757
Other	32,791
Total Revenues	1,330,801
Operating Expenses	
Compensation and employee benefits	555,307
Commission expense	367,165
Clearing charges	202,394
Professional fees	71,475
Occupancy expense- related party	57,255
Data services	41,796
Travel expense	34,294
Regulatory fees	19,172
Interest expense	14,630
General and administrative fees	8,521
Total Operating Expenses	1,372,009
Net Loss	$ (41,208)

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Member's Equity, December 31, 2015	$ 496,181
Net loss	(41,208)
Capital contribution	750,000
Member's Equity, December 31, 2016	$1,204,973

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating Activities	
Net loss	$ (41,208)
Changes in operating assets and liabilities:	
Due from clearing broker	(263,701)
Advances to broker	8,000
Prepaid expenses and other assets	(400)
Deposit with clearing broker	74,621
Account payable and accrued expenses	18,418
Commissions payable	133,662
Due to related party	(35,113)
Net Cash Used in Operating Activities	(105,721)
Financing Activities	
Capital contribution	750,000
Net Cash Provided by Financing Activities	750,000
Net Increase in Cash	644,279
Cash at Beginning of Year	65,714
Cash at End of Year	$ 709,994
Supplemental Disclosure of Cash Flow Information:	
Cash Paid for interest	$ 14,630
Cash Paid for income taxes	$ -

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements. As of December 31, 2016, the balance of commissions due from the clearing broker net of clearing expenses was $495,296.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents during the year ended December 31, 2016.

Concentrations of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. During 2016, the Company had one unrelated customer who generated 33% of revenue.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income.

2. Deposit With Clearing Organization

A deposit of $200,545 exists at Pershing, LLC. as of December 31, 2016.

3. Receivables From Broker and Dealers

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2016. The receivables are short term in nature and resulted in a zero balance at December 31, 2016. Commissions payable as of December 31, 2016 was $133,662.

4. Related Party Transactions

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party. The annual rent incurred for the year 2016 was $57,255. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, AWM acts as a common paymaster for designated employees of the Company plus direct reimbursements for other operating expenses such as telephone, data services, and travel expenditures. The amount due to AWM was $10,819 as of December 31, 2016.

During 2016 the Company earned revenues from five entities related to the Company based on common ownership and control totaling $270,529.

5. Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

5. Fair Value of Financial Instruments (continued)

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2016 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party approximate, fair value based on the short-term maturity of these instruments.

6. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1. In July 2016, the Company's request was approved to engage and maintain a $100,000 net capital requirement.

At December 31, 2016, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,194,448 which exceeded the minimum requirement of $100,000. At December 31, 2016, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .17 to 1.0.

7. Subsequent Events

The Company has evaluated subsequent events from its year end through February 27, 2017, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.

Supplementary Information

Andbanc Brokerage LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2016

Total Ownership Equity Qualified for Net Capital	$ 1,204,973
Deductions and/or charges for non-allowable assets:	
Prepaid expenses and other assets, broker advances, net	3,619
Total deductions	3,619
Net Capital before haircuts	1,201,354
Haircuts:	
Foreign currency	6,906
Net Capital	1,194,448
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
Excess Net Capital	$ 1,094,448

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2016.

Andbanc Brokerage LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2016

Computation of Aggregate Indebtedness	
Accounts payable, commissions payable, due to related party and accrued expenses	$ 203,935
Total Aggregate Indebtedness	$ 203,935
Ratio: Aggregate Indebtedness to Net Capital	.17 to 1.0

ANDBANK Private Bankers / Andbanc Brokerage LLC
1221 Brickell Avenue, Suite 1550
Miami, Florida 33131
T. +305-702-0600

February 27, 2017

Andbanc Brokerage, LLC

Exemption Report

We as members of management of Andbanc Brokerage, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

Andbanc Brokerage, LLC

I, Joaquin Frances, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: CEO

Date: February 27, 2017

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Managers and Member
of Andbanc Brokerage LLC

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Andbanc Brokerage LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andbanc Brokerage LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" and (2) Andbanc Brokerage LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Andbanc Brokerage LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andbanc Brokerage LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
February 27, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers and Member
of Andbanc Brokerage LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Andbanc Brokerage LLC, SIPC, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely tgo assist you and the other specified parties in evaluating Andbanc Brokerage LLC's compliance with the applicable instructions of Form SIPC-7. Andbanc Brokerage LLC's management is responsible for Andbanc Brokerage LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Noted that there was no overpayment.

We were not engaged to, and did not conduct, an examination, the objective of which would have been the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyon other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
February 27, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

Andbanc Brokerage LLC
Financial Statements
December 31, 2016